INSIDER REPORT

(See instructions on the back of this report)

02015162

180

SUPPL

82-4434

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TNR RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 8

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 09 / 08 / 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SCHELLENBERG

GIVEN NAMES: GARY

NO. / STREET / APT: 650 W. GEORGIA STREET SUITE 620

CITY: VANCOUVER PO Box 11604

PROV.: B.C. POSTAL CODE: V6B 4N9

BUSINESS TELEPHONE NUMBER: 604 - 687 - 7551

BUSINESS FAX NUMBER: 604 - 687 - 4670

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [ ] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common.	85643.	20	12	01	10	38000		.07		123643	Ø	
Common.	24									24	I	CST (519820.
Options	460189									460189	Ø	

PROCESSED FEB 25 2002 THOMSON FINANCIAL

02 FEB 15

BOX 6. REMARKS

17500 Shrs in escrow options - 132189 exc. @ $0.23 exp. 30 AUG 02
indirect - CST - 24 228,000 $0.15 02 JAN 03
519820 - Ø 100 000 $0.12 13 MAR 03

ATTACHMENT [ ] YES [ ] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): GARY SCHELLENBERG

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 10 / 01 / 02

FIN 2036 Rev. 95 / 2 / 22 H.B. — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-4434